CSMG Technologies, Inc.
500 North Shoreline Drive, Suite 701 North
Corpus Christi, TX 78471

August 30, 2007

VIA EDGAR CORRESPONDENCE

Jeanne Bennett
Staff Accountant
United States Securities and Exchange Commission
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 6010
Washington, DC 20549

Re:	CSMG Technologies, Inc. Form 8-K for Item 4.01 Originally filed on July 9, 2007 and Amended on August 28, 2007 File No. 0-27359

Dear Ms. Bennett:

We are in receipt of your comment letter dated July 10, 2007. We have addressed your comment letter by reproducing below each comment and providing our response immediately thereafter, and we filed an amendment to the above referenced Current Report on Form 8-K on August 28, 2007 (the “Filing”).

Form 8-K Filed July 9, 2007

1.     Please amend your report to include all of the information required by Item 304 of Regulation S-B, including whether the decision to change auditors was recommended or approved by your board of directors.

The Filing amends our report to indicate that the decision to change auditors was approved by our Board of Directors.

2.     Please revise your disclosures to state whether the auditors’ report on your financial statements for either of the past two fiscal years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles. We see you have addressed only 2006.

The Filing amends our report to address the past two fiscal years.

3.     Please also revise to state whether, during your two most recent fiscal years and any subsequent interim period before your former auditors were dismissed,

•      you had any disagreement(s) with your former auditors on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, and

•      the disagreement(s), if not resolved to the satisfaction of your form auditors would have caused them to make reference to the disagreement(s) in their reports.

The Filing amends our report to address our two most recent fiscal years and the subsequent interim period before our former auditors were dismissed.

4.     Please include the letter from the former auditors in the amendment as Exhibit 16.

We have included the letter from the former auditors as Exhibit 16 to the Filing.

* * *

In connection with the Filing, we acknowledge that: (1) we are responsible for the adequacy and accuracy of the disclosure in the Filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and (3) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned should you have any questions.

Sincerely,

CSMG TECHNOLOGIES, INC.

/s/ Donald S. Robbins Donald S. Robbins

cc:	Ernest M. Stern, Esq.